SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

June 19, 2014

VIA EDGAR

Re:                                   Adeptus Health Inc. (CIK No. 0001602367)
Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-196142)

Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Adeptus Health Inc. (the “Registrant”), we are writing to respond to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 19, 2014 (the “comment letter”) relating to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  The Registrant has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

To assist your review, we have retyped the text of the Staff’s comment in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 2.  Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.  The response and information described below is based upon information provided to us by the Registrant.

Comment Letter dated June 19, 2014

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2013

1.              Please revise your pro forma per share data for the latest year and interim period to give effect to the number of shares whose proceeds will be used to pay the $60 million dividend. In addition, please revise your historic balance sheet in the filing to present a pro forma balance sheet reflecting the distribution accrual for the $60 million dividend to the Existing Owners. Refer to SAB Topic 1B.3.

In response to the Staff’s comment the Registrant has revised the disclosure on pages 65, 70, F-3, F-4, F-7, F-24, F-25 and F-28.

* * * * * * *

Please call me at (212) 455-2948 if you wish to discuss our responses to the comment letters.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:                                Securities and Exchange Commission

Dana Hartz

Andrew Mew

Christina De Rosa

Adeptus Health Inc.

Thomas S. Hall

Graham B. Cherrington

Cleary Gottlieb Steen & Hamilton LLP

David C. Lopez

James D. Small